Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Orphan Medical, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

687303107 (for Common Stock issued upon conversion)

(CUSIP Number)

John Howell Bullion

c/o Orphan Medical, Inc.

12911 Ridgedale Drive, Suite 250

Minnetonka, MN 55305

(952) 513-6900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Philip E. Bauer

Dorsey & Whitney LLP

50 South Sixth Street

Suite 1500

Minneapolis, MN 55402

(612) 343-7908

April 18, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John Howell Bullion
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7    SOLE VOTING POWER

                -0-

  8    SHARED VOTING POWER

John Howell Bullion beneficially owns 646,478 shares of the Issuer’s Common Stock, of which 465,312 are currently outstanding shares of Common Stock and 181,166 are shares subject to options to purchase shares of Common Stock which are either currently exercisable or will become exercisable within 60 days following the date of this filing. By virtue of the proxy granted to Buyer pursuant to the Voting Agreement (all as defined in Item 4 hereof), the Buyer may be deemed to share the power to vote the foregoing securities in accordance with the terms of the Voting Agreement.

  9    SOLE DISPOSITIVE POWER

John Howell Bullion beneficially owns 646,478 shares of the Issuer’s Common Stock, of which 465,312 are currently outstanding shares of Common Stock and 181,166 are shares subject to options to purchase shares of Common Stock which are either currently exercisable or will become exercisable within 60 days following the date of this filing.

10    SHARED DISPOSITIVE POWER

                -0-

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

John Howell Bullion beneficially owns 646,478 shares of the Issuer’s Common Stock, of which 465,312 are currently outstanding shares of Common Stock and 181,166 are shares subject to options to purchase shares of Common Stock which are either currently exercisable or will become exercisable within 60 days following the date of this filing.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

John Howell Bullion beneficially owns shares of Common Stock representing approximately 5.5% of Common Stock of the Issuer (based on 11,488,024 shares outstanding as of April 18, 2005, as represented by the Issuer in the Merger Agreement discussed in Item 3 hereof).

14	TYPE OF REPORTING PERSON (See Instructions) IN

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Item 1. Security and Issuer

This Statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (“Issuer Common Stock”) of Orphan Medical, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 13911 Ridgedale Drive, Suite 250, Minnetonka, Minnesota 55305.

Item 2. Identity and Background

This Schedule 13D is being filed by John Howell Bullion, whose business address is located at 13911 Ridgedale Drive, Suite 250, Minnetonka, Minnesota 55305. Mr. Bullion is a United States citizen and the Chief Executive Officer of the Issuer, which is located at 13911 Ridgedale Drive, Suite 250, Minnetonka, Minnesota 55305.

During the last five years, Mr. Bullion: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) was not subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws as a result of being a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3. Source and Amount of Funds or Other Consideration

On April 18, 2005, Jazz Pharmaceuticals, Twist Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and a wholly–owned subsidiary of Jazz Pharmaceuticals, and Issuer, entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Issuer (the “Merger”), with Issuer continuing as the surviving corporation and becoming a wholly-owned subsidiary of Jazz Pharmaceuticals. In connection with the Merger, each share of Issuer Common Stock or Issuer preferred stock (collectively, “Issuer Capital Stock”) that is outstanding at the effective time of the Merger other than shares (a) held in treasury, (b) owned by Jazz Pharmaceuticals or any of its subsidiaries, or (c) as to which dissenters’ rights shall have been perfected, will be cancelled and converted into the right to receive an amount in cash as determined in accordance with the terms of the Merger Agreement, without interest. Each outstanding warrant or option to purchase Issuer Capital Stock will be converted into the right to receive an amount in cash as determined in accordance with the terms of the Merger Agreement or cancelled, in accordance with the terms of such warrant or option.

Concurrently with the execution of the Merger Agreement, and in consideration thereof certain stockholders of Issuer entered into a voting agreement with Jazz Pharmaceuticals whereby each such stockholder agreed to vote all of the shares of the Issuer Capital Stock beneficially owned by such stockholder in favor of the Merger and the other transactions contemplated by the Merger Agreement (the “Voting Agreement”), which Voting Agreement includes a proxy granted to certain representatives of Jazz Pharmaceuticals to enable Jazz Pharmaceuticals to direct the voting of all such shares in the foregoing manner. Mr. Bullion did not receive any additional consideration from Jazz Pharmaceuticals as an inducement to enter into such voting agreement or grant such proxy.

Pursuant to the Voting Agreement, such Issuer stockholders have agreed to vote (or cause to be voted) their shares of Issuer Capital Stock: (i) in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereby, (ii) against approval of any proposal made in opposition to, or in competition with, the Merger and the transactions contemplated by the Merger Agreement, (iii) against any actions (other than that relate to the Merger and the transactions contemplated by the Merger Agreement) that are intended to or could reasonably be expect to impair the

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ability of the Issuer to consummate the Merger or otherwise impede, interfere with, delay, postpone, discourage or adversely affect the consummation of the Merger in accordance with the terms of the Merger Agreement. Such Issuer stockholders cannot sell, transfer or otherwise dispose of the shares subject to the Voting Agreement during the term of the Voting Agreement. In addition, such stockholders cannot transfer the shares into a voting trust or enter into an arrangement whereby the voting rights would be transferred.

The Voting Agreement terminates on the earlier of (i) such date and time as the Merger shall become effective, (ii) such date and time as the Merger Agreement shall have been validly terminated in accordance with its terms, (iii) the date and time of any amendment to the Merger Agreement that modifies the amount, form or timing of payment of the merger consideration in the Merger in a manner adverse to a stockholder party to the Voting Agreement without the prior written consent of such stockholder, and (iv) such other date and time as may be mutually agreed to by the parties to the Voting Agreement.

References to, and descriptions of, the Merger Agreement, the Merger and the Voting Agreement set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreement included as Exhibits 1 and 2, respectively, to this Schedule 13D, each of which is incorporated herein by reference in its entirety where such references appear.

Item 4. Purpose of Transaction

(a) – (b) As described in Item 3 above, this Schedule 13D relates to the Merger of Issuer and a subsidiary of Jazz Pharmaceuticals pursuant to the Merger Agreement. The purpose of the Voting Agreement is to enable Jazz Pharmaceuticals and Issuer to consummate the transactions contemplated by the Merger Agreement.

(c) Not applicable.

(d) Upon the consummation of the Merger, the initial officers and directors of the surviving corporation will be the officers and directors of Merger Sub immediately prior to the effective time of the Merger, until their respective successors are duly appointed. Jazz Pharmaceuticals will appoint each of the directors and officers of Merger Sub.

(e) Other than as a result of the Merger described in Item 3 and Item 4 above, not applicable.

(f) Not applicable.

(g) Upon consummation of the Merger, the certificate of incorporation of Merger Sub will be the certificate of incorporation of the surviving corporation of the Merger, until thereafter amended in accordance with applicable law. Upon consummation of the Merger, the bylaws of Merger Sub will be the bylaws of the surviving corporation of the Merger until thereafter amended in accordance with applicable law.

(h–i) Upon consummation of the Merger, all Issuer Capital Stock will be deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and delisted from the Nasdaq National Market.

(j) Other than described above, Mr. Bullion currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) – (j) of Schedule 13D, inclusive.

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Item 5. Interest in Securities of the Issuer

Mr. Bullion beneficially owns 646,478 shares of the Issuer’s Common Stock, of which 465,312 are currently outstanding shares of Common Stock and 181,166 are shares subject to options to purchase shares of Common Stock which are either currently exercisable or will become exercisable within 60 days following the date of this filing. By virtue of the proxy granted to Buyer pursuant to the Voting Agreement (all as defined in Item 4 hereof), the Buyer may be deemed to share the power to vote the foregoing securities in accordance with the terms of the Voting Agreement.

Mr. Bullion has not effected any transactions in the Issuer’s securities during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Merger Agreement and the exhibits thereto, including the Voting Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to securities of the Issuer that would be required to be reported under this Item.

Item 7. Material to Be Filed as Exhibits

1. Agreement and Plan of Merger by and among Jazz Pharmaceuticals, Inc., Twist Merger Sub, Inc., a wholly owned subsidiary of Jazz Pharmaceuticals, Inc. and a Delaware corporation, and Orphan Medical, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Orphan Medical, Inc. filed April 20, 2005).

2. Voting Agreement by and among Orphan Medical, Inc., Jazz Pharmaceuticals, Inc., Twist Merger Sub, Inc., Alta BioPharma Partners II, L.P., Alta Embarcadero BioPharma Partners II, LLC, OrbiMed Advisors LLC and UBS Capital II LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Orphan Medical, Inc. filed April 20, 2005).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 5, 2005

By:	/s/ John Howell Bullion
John Howell Bullion

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